Exhibit 21.1
SUBSIDIARIES OF BROADMARK REALTY CAPITAL INC.

Subsidiary	Jurisdiction of Incorporation or Formation
BRMK Lending, LLC	Delaware
Cataldo Square, LLC	Washington
PBRELF – Courthouse Lots, LLC	Washington
PBRELF – Independence Station, LLC	Washington
PBRELF Bella Commons, LLC	Washington
PBRELF Clearview Sheldon, LLC	Washington
PBRELF Honeysuckle, LLC	Washington
PBRELF Peak, LLC	Washington
South Hill Meridian, LLC	Washington
Trinity Merger Corp.	Delaware